FOR IMMEDIATE RELEASE
WEGA MINING COMPLETES COMPULSORY ACQUISITION OF GOLDBELT RESOURCES
Toronto, Canada/Oslo, Norway — April 7, 2008 — Wega Mining ASA (OSLO: WEMI) (“Wega Mining”) and Goldbelt Resources Ltd. (TSX: GLD) (“Goldbelt”) announced today that Wega Mining has acquired, through its wholly-owned subsidiary Wega Mining Inc., all of the remaining common shares of Goldbelt pursuant to its statutory right of compulsory acquisition commenced on January 30, 2008. As a result, Wega Mining now owns 100% of the issued and outstanding shares of Goldbelt.
Shareholders of Goldbelt will receive Cdn.$1.55 in cash for each common share that is subject to the compulsory acquisition. Cheques will be sent to all shareholders who have delivered their share certificate(s) representing the shares formerly held by them to Computershare Investor Services Inc. together with, and in accordance with, the instructions set out in the transmittal that accompanied the notice of compulsory acquisition dated January 30, 2008. Any shareholder that has not delivered such share certificate(s) and a transmittal to Computershare Investor Services Inc. must do so in order to receive the payment to which the shareholder is entitled.
Following the completion of the compulsory acquisition, the Toronto Stock Exchange delisted the common shares of Goldbelt as of the close of market on April 7, 2008. Wega Mining intends to cause Goldbelt to file the necessary documentation to cease to be a reporting issuer in Canada as soon as reasonably practicable, and also intends to cause Goldbelt to terminate its registration in the U.S. under section 12(g) of the Securities Exchange Act of 1934.
Copies of the notice of compulsory acquisition and transmittal are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
For further information please contact
 Sverre Slåttsveen
CFO
+(47) 4541 1950
About Wega Mining ASA
 Wega Mining ASA is an Oslo-based international mining company focused on exploring, developing and operating gold, copper and zinc deposits. The Company currently operates in Guinea, Burkina Faso, Mali, Canada, Portugal, Ecuador, Romania and Norway. Wega Mining ASA trades on Oslo Axess, an exchange regulated by the Oslo Stock Exchange. Further information can be accessed at www.wegamining.com.